ROPES & GRAY LLP 191 North Wacker Drive, 32nd Floor Chicago, IL 60606 WWW.ROPESGRAY.COM

August 26, 2025	Rita Rubin
T +1 312-845-1241
Rita.Rubin@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Calamos ETF Trust (“Registrant” or “Trust”) on behalf of one of its series, Calamos [U.S. Tech] Autocallable Income ETF (“the ETF”) (File Nos. 333-191151 and 811-22887)

Ladies and Gentlemen:

On Friday, August 22, 2025, the Registrant filed by electronic submission via EDGAR pursuant to Rule 485(a)(2) a post-effective amendment (Post-Effective Amendment No. 62) to the Trust’s registration statement on Form N-1A a copy of each of the following:1

1.	Prospectus relating to the ETF (the “Prospectus”); and

2.	Statement of additional information relating to the ETF (the “SAI”).

Except as indicated below, the disclosure for the ETF is based on and substantially similar to disclosure previously reviewed by the staff of the U.S. Securities and Exchange Commission (“SEC”) in the Registrant’s filings on Form N-1A with respect to a separate but similar series of the Trust, the Calamos Autocallable Income ETF (the “Prior Autocallable ETF”). As such, the Registrant requests selective review of Post-Effective Amendment No. 62 in accordance with the SEC’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984). Terms not defined in this letter have the same meaning as ascribed to them in the relevant filings referenced herein.

1 SEC Accession No. 0001104659-25-081943.

As previously disclosed in the Registrant’s filing on Form N-1A (SEC Accession Number 0001104659-25-034260) filed on April 11, 2025 pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended, (the “Securities Act”), the Prior Autocallable ETF seeks to invest at least 80% of its total assets in U.S. Treasuries, cash, cash equivalents, and unfunded total return swaps. The Registrant responded to comments from the SEC staff via correspondence filed on June 23, 2025 (SEC Accession Number: 0001104659-25-061728). The N-1A reflecting disclosure changes made in connection with the SEC staff’s comments was filed pursuant to Rule 485(b) on June 23, 2025 (SEC Accession Number: 0001104659-25-061732) (the “Prior Autocallable ETF Filing”).

As described in Post-Effective Amendment No. 62, the ETF is similar to the Prior Autocallable ETF but the ETF may also seek to engage in box spread trades (“Box Spreads”). A Box Spread trade consists of a synthetic long position coupled with an offsetting synthetic short position. The synthetic long position consists of (i) buying a call option and (ii) selling a put option, each on the same reference asset and each with the same strike price and expiration date. The synthetic short position consists of (i) buying a put option and (ii) selling a call option, each on the same reference asset and each with the same expiration date as the synthetic long but with a different strike price from the synthetic long position. The difference between the strike prices of the synthetic long position and of the synthetic short position determines the expiration value (or value at maturity) of the Box Spread. The ETF may purchase Box Spreads on various indices or securities based on risk and return considerations. Box Spreads are expected to have return characteristics similar to cash equivalents.

Further, the offsetting sets of options in Box Spreads utilized by the ETF may consist of FLexible EXchange Options (“FLEX Options”). These FLEX Options were described in several prior filings of the Trust, including in the Registrant’s filing on Form N-1A (SEC Accession Number 0001104659-24-121477) filed on November 21, 2024 pursuant to Rule 485(a)(1) of the Securities Act for the Calamos Bitcoin 100% Protection Strategy (1 yr) ETF – Month TBD 1 (now known as the Calamos Bitcoin Structured Alt Protection ETF – January), another series of the Trust (the “Prior Bitcoin ETF Filing”).

Prospectus

The Registrant requests selective review of the Prospectus, which is being filed with language that is substantially similar to the prospectus of the Prior Autocallable ETF Filing.

A summary of differences between the Prospectus and the Prior Autocallable ETF Filing’s prospectus is as follows:

1.	The prospectus effective date is updated.

2.	Disclosure in the section titled “Principal Investment Strategies” has been revised to reflect the ETF’s ability to engage in Box Spread trades.

3.	Disclosure has been added to provide a general description of Box Spread trades and FLEX Options. As noted above, similar FLEX Options language was disclosed in the Prior Bitcoin ETF Filing.

4.	Disclosure in the section titled “Principal Risks” has been revised to reflect the ETF’s ability to engage in Box Spread trades. Notably, disclosure regarding the following principal risks differs from or is in addition to that contained in the Prior Autocallable ETF Filing: “Box Spread Risk”; “FLEX Options Risk”; and “Tax Risk”.

5.	Disclosure in the section titled “Additional Information about Investment Strategies and Related Risks” has been updated to include Box Spread trades.

SAI

The Registrant requests selective review of the SAI, which is being filed with language that is substantially similar to the SAI of the Prior Autocallable ETF Filing. The differences in the disclosures in this SAI are that the date will be updated, the investment objective will be updated to include mention of Box Spread trades, and the Investment Practices section will include disclosure regarding FLEX Options and Options on Securities and Indexes.

Please direct any questions you may have with respect to this filing to me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

cc:   John P. Calamos, Sr.
Erik D. Ojala, Esq.

J. Christopher Jackson, Esq.
Susan L. Schoenberger, Esq.
Paulita Pike, Esq., Ropes & Gray LLP

Madeline Raster, Esq., Ropes & Gray LLP

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